Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, New York 10020-2102
(212) 218-7910
(212) 218-7917 (fax)

April 20, 2010

VIA EDGAR AND FAX

John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Griffin Land & Nurseries, Inc. (“Griffin” or “Company”) (File No. 1-12879)
Form 10-K for the fiscal year ended November 28, 2009 (the “Form 10-K”) (Filed
February 10, 2010)

Dear Mr. Reynolds:

We are writing in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated April 15, 2010 to Frederick M. Danziger. The comment is repeated below, followed by Griffin’s response.

Comment

We note that exhibits 10.36 and 10.40 have not been filed in their entirety.  Please confirm that you will file in your next periodic report the exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K.

Response

Griffin will file exhibits 10.36 and 10.40 in their entirety in its next periodic report.

* * *

Griffin acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss this response, please call the Company’s counsel, John Giouroukakis at (212) 906-1754 of Latham & Watkins LLP.

Sincerely,

/s/ Frederick M. Danziger
Frederick M. Danziger
President and Chief Executive Officer

cc:	J. McGuirk – SEC
P. Howell – SEC
J. Giouroukakis - Latham